UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

LOXO ONCOLOGY, INC.

(Name of Subject Company (Issuer))

BOWFIN ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

Copies to:

Raymond O. Gietz, Esq.

Matthew J. Gilroy, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 94104

(212) 310-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,015,404,446.88	$971,467.02

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Loxo Oncology, Inc. (“Loxo Oncology”), at a purchase price of $235.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of 4:00 p.m., Eastern time, on January 17, 2019 (the most recent practicable date): (i) 30,787,728 shares of Loxo Oncology common stock were issued and outstanding, (ii) no shares of Loxo Oncology common stock were held by Loxo Oncology in its treasury and (iii) 4,703,439 shares of Loxo Oncology common stock were subject to outstanding Loxo Oncology stock options.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $971,467.02	Filing Party: Bowfin Acquisition Corporation and Eli Lilly and Company
Form or Registration No.: Schedule TO-T	Date Filed: January 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

1	Names of Reporting Persons ELI LILLY AND COMPANY
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization INDIANA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 30,788,343
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,788,343
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,788,343
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

1	Names of Reporting Persons BOWFIN ACQUISITION CORPORATION
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 30,788,343
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,788,343
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,788,343
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100%
14	Type of Reporting Person CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 17, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Bowfin Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”), at a purchase price of $235.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern time, on February 14, 2019 (such date and time, the “Expiration Time”), and was not extended. The Depositary has advised that, as of the Expiration Time, 26,043,820 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 84.6% of the then issued and outstanding Shares. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and has stated that it will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

Following consummation of the Offer, on February 15, 2019, Lilly completed its acquisition of Loxo Oncology pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into Loxo Oncology, and without a meeting of stockholders of Loxo Oncology in accordance with Section 251(h) of the DGCL, with Loxo Oncology surviving as a wholly-owned subsidiary of Lilly.

Following the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market on February 15, 2019, and will be delisted from The Nasdaq Stock Market and deregistered under the Exchange Act.

A copy of the press release issued by Lilly on February 15, 2019 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(C).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Eli Lilly and Company on February 15, 2019.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 2019

Bowfin Acquisition Corporation

By:	/s/ Darren J. Carroll
Name: Darren J. Carroll
Title: President

Eli Lilly and Company

By:	/s/ Joshua L. Smiley
Name: Joshua L. Smiley
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 17, 2019.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement, dated January 17, 2019.*

(a)(5)(A)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. on January 7, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lilly on January 7, 2019).*

(a)(5)(B)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. on February 1, 2019.*

(a)(5)(C)	Press Release issued by Eli Lilly and Company on February 15, 2019.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated January 5, 2019, by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Loxo Oncology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Loxo Oncology, Inc. on January 7, 2019).*

(d)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Aisling Capital III, LP, dated January 5, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Loxo Oncology, Inc. on January 7, 2019).*

(d)(3)	Non-Disclosure Agreement between Loxo Oncology, Inc. and Eli Lilly and Company dated December 22, 2018.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.